Exhibit 4.1
The below General Terms and Conditions are, in all essential respects, a translation of the Swedish original version of the “General Terms and Conditions for Swedish Depository Receipts representing Share Entitlements in Octave Intelligence plc kept in safe custody with Skandinaviska Enskilda Banken AB (publ) (Sw. Allmänna villkor för svenska depåbevis representerande Rättigheter Till Aktier i Octave Intelligence plc deponerade hos Skandinaviska Enskilda Banken AB (publ))”. In the event of any difference between this translation and the Swedish original, the Swedish version shall govern.

GENERAL TERMS AND CONDITIONS
FOR
SWEDISH DEPOSITORY RECEIPTS
representing Share Entitlements in Octave Intelligence plc
kept in safe custody with Skandinaviska Enskilda Banken AB (publ)
Effective as from 22 May, 2026
Octave Intelligence plc, a company incorporated under the laws of Ireland with company registration number 607457, (the “Company”) has requested that Skandinaviska Enskilda Banken AB (publ) (“SEB”), and SEB has agreed, (i) to hold in safe custody the beneficial interests in class B ordinary shares in the Company represented in book-entry form through the clearance and settlement system of the Depository Trust Company (“DTC”) (the “Shares” and “Share Entitlements”, respectively) on behalf of the Holders (as defined below) through a sub-custodian in the United States appointed by SEB, (ii) to issue Swedish Depository Receipts (Sw. svenska depåbevis, the ”SDRs”) representing Share Entitlements to holders in accordance with these general terms and conditions (these “General Terms and Conditions”), and (iii) upon request by a Holder (as defined below), convert its SDRs into a corresponding number of Share Entitlements. The SDRs shall be recorded in book-entry by Euroclear Sweden AB (”Euroclear Sweden”). The Company has applied for the listing of the SDRs on Nasdaq Stockholm in Sweden, a regulated market governed by the Swedish Securities Market Act (Sw. lag (2007:528) om värdepappersmarknaden) and subject to supervision by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (“Nasdaq Stockholm”). Nasdaq Stockholm has approved the Company’s listing application for the SDRs subject to meeting certain standard conditions.

1.    Deposit of Share Entitlements and registration etc.
1.1    The Share Entitlements will be credited by DTC, on behalf of the Company, for further distribution to Hexagon’s shareholders in the form of SDRs, to an account with a bank incorporated under U.S. law which conducts business in the United States and is permitted under U.S. law to hold the Share Entitlements in custody, in its capacity as a custodian delegate retained by SEB in the United States on behalf of SEB through the clearance and settlement system of the DTC (the “Sub-Custodian”). The Sub-Custodian will hold the Share Entitlements in custody as custodian for SEB on behalf of the ultimate owners of the SDRs or their nominees (each a “Holder” and jointly the “Holders”), as evidenced by the entry of the Sub-Custodian’s name as holder of the Share Entitlements through the systems of DTC. These General Terms and Conditions shall govern the safe custody of Share Entitlements and the issuance of the SDRs.
1.2    In order to convert the Shares into SDRs, the Shares are registered in the name of Cede & Co and will be issued or credited to an account of the Sub-Custodian on behalf of SEB through the systems of DTC. The associated Share Entitlements of the Shares are, for the benefit of the Holders under these General Terms and Conditions, deposited by the Company's request through Cede & Co to the Sub-Custodian as a DTC participant on behalf of SEB, together with appropriate instructions from the Company to SEB as to the number of Share Entitlements so deposited and the number of SDRs to be issued by SEB. SEB will issue the SDRs as soon as practicable following delivery of the Share Entitlements to the Sub-Custodian, and order Euroclear Sweden to deliver SDRs to each Holder according to these General Terms and Conditions in which the SDRs are to be registered under Swedish, U.S., Irish and/or any other applicable laws, Euroclear Sweden’s rules and/or the Euroclear Agreement (as defined below in Section 1.4).
1.3    The SDRs shall be registered by SEB with the Central Securities Depository register maintained by Euroclear Sweden (the “CSD Register”) in accordance with the Swedish Central Securities

Depositories and Financial Instruments Accounts Act (Sw. lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument). Physical securities representing the SDRs will not be issued.
1.4    SEB may from time to time request that any Holder (a) files with SEB such information and documentation as SEB, the Sub-Custodian, or the Company may require pursuant to Swedish or foreign law or governmental regulations, Euroclear Sweden’s rules and/or SEB’s agreement with Euroclear Sweden (the ”Euroclear Agreement”); and (b) to execute such certificates and to make such representations and warranties as SEB may deem necessary or proper to enable SEB to perform its obligations hereunder (including without limitation any obligation under Swedish, Irish, U.S. or other applicable laws to withhold taxes or file returns).
1.5    It is the Holder’s responsibility to comply with applicable laws and rules, such as shareholdings’ notification and disclosure as well as market abuse rules, any economic or financial sanctions law, regulations or trade embargoes imposed, administered or enforced from time to time by any sanction authority and/or court, anti-money laundering and counter terrorist financing laws, regulations and procedures, as applicable.
1.6    In the event a Holder does not fulfil the requirements set out by Swedish or foreign law, governmental regulations, authorities decision, court decisions, the Euroclear Agreement, and/or the Euroclear Rules, terms and conditions applicable to the SDRs (or any new securities replacing the SDRs), from time to time, to be registered as a holder of SDRs, or does not fulfil the requirements to enable SEB to fulfil its obligations as set out herein, SEB is entitled, in its sole discretion, to deregister all of such Holder’s SDRs in the CSD Register and transfer the Share Entitlements to a custodian/nominee designated by the Holder or according to another agreement with the Holder. If the Holder has not designated a securities account able to hold Share Entitlements or a custodian for such purpose or if no other agreement with SEB exists, SEB is, in its sole discretion, entitled to sell the Share Entitlements. SEB will use its reasonable best efforts to procure that any such sale of Share Entitlements is executed on the marketplace where the Share Entitlements are officially traded. However, SEB has no obligation or any liability for not being able to complete such transaction(s) on the relevant marketplace and may thus explore and complete other alternatives to achieve the relevant sales. SEB shall use its reasonable best efforts to ensure that the sales price corresponds to the market value of the Share Entitlements. The timing of the disposals will be determined by SEB in its sole discretion. The Holder is entitled to the sales proceeds after deduction of taxes. Following any sale of Share Entitlements by SEB, the remaining amount shall be paid to an account linked to the Holder’s securities account, or, if no such account exists, by payment notice. No interest is payable on the amount. The Company shall bear any fees and properly incurred costs relating to such sale of Share Entitlements and SEB is entitled to compensation from the Company for all fees and costs pursuant to this Section1.6, in accordance with the price list applied by SEB from time to time. SEB and/or the Company, and/or any of SEBs or the Company's directors, officers or employees shall not have or incur any responsibility or liability for any losses incurred by reason of, or arising out of, based upon or in connection with the carrying out by SEB of its obligations and services, including but not limited to the sale of a Holder’s Share Entitlements under these General Terms and Conditions.
1.7    Notwithstanding anything contained in these General Terms and Conditions, neither SEB nor the Company shall be obligated to do or perform any act or undertaking which is inconsistent with the provisions of any law or regulation of Sweden, the United States, Ireland or any other applicable country or any governmental authority or regulatory authority or regulated market, central securities depository, other securities infrastructure or the memorandum and articles of association of the Company as amended from time to time.
1.8    In these General Terms and Conditions any reference to business day shall mean a day (other than a Saturday or Sunday) on which banks are open for general business (for the avoidance of doubt not including internet banking) in Sweden, Ireland and New York City (each a “Business Day”).
1.9    Registrations in the CSD Register may be suspended or withheld, or the registration of transfer of SDRs in particular instances may be refused, or the registration of transfer generally may be suspended, or the conversion of outstanding SDRs, or the receipt of written instructions from any Holder for the purpose of withdrawal of Share Entitlements may be suspended, during any period when the transfer books of Euroclear Sweden are closed or if deemed to be necessary or advisable in the reasonable opinion of

SEB at any time or from time to time because of any requirement of any applicable law or any government or governmental body or commission, or under any provision of Euroclear’s rules or the Euroclear Agreement or for any other reason. However, the conversion of outstanding SDRs and withdrawal of Share Entitlements under Section 2 may not be generally suspended except for (i) temporary delays caused by closing the transfer books of Euroclear Sweden or the Company or the deposit of Shares or Share Entitlements in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and/or (iii) compliance with any laws or governmental regulations relating to the SDRs or the withdrawal of Share Entitlements. Deposits of Share Entitlements and registrations of SDRs in the CSD Register may also be suspended for such period of time deemed to be necessary or advisable in the reasonable opinion of SEB prior to a termination of the SDR program.
2.    Conversion
2.1    In connection with the initial issuance of the SDRs, Holders may request conversion of SDRs into Share Entitlements on the first day of trading in the SDRs on Nasdaq Stockholm (the “SDR Trading Commencement Date”), with expected delivery of the corresponding number of Share Entitlements three (3) Business Days thereafter. For the avoidance of doubt, such initial conversion right is a one-off entitlement and shall not constitute a Conversion Date for the purposes of this Section 2. Subsequently, during the initial six (6) months from and including the SDR Trading Commencement Date, conversion of SDRs into Share Entitlements is expected to occur from time to time within intervals of not less than ten (10) Business Days (each referred to as a “Conversion Date”). Following the initial six (6) months from and including the SDR Trading Commencement Date, conversion of SDRs into Share Entitlements is expected to occur from time to time within intervals of not less than five (5) Business Days. SEB shall, in its sole discretion, determine the Conversion Dates and, no later than ten (10) Business Days prior to the first Conversion Date, notify the Company and the Holders through their respective nominees’ or in their capacity as a nominee in accordance with Section 12 below of the upcoming Conversion Dates and of the Holders’ ability to convert their holdings of SDRs into Share Entitlements in the manner prescribed in Section 2.2 below. SEB and the Company may agree to amend the conversion schedule, in which case such change will be communicated in the manner prescribed in this Section 2.1.
2.2    In order to convert SDRs into Share Entitlements, a directly registered Holder needs to open a securities custody account, an investment savings account or an endowment insurance with a nominee participating as a nominee with Euroclear Sweden and transfer the SDRs thereto. A Holder shall through its nominee or as a nominee initiate a conversion by notifying SEB in accordance with Section 12 below. Such a notification shall include an instruction to SEB specifying the number of SDRs to be converted into Share Entitlements as well as the DTC participant account to which the Share Entitlements should be transferred (which may be the same ultimate holder or different transferee). Upon receipt of such notification, SEB shall initiate the booking and crediting of such Share Entitlements to the DTC participant account as specified in the notification on the relevant Conversion Date. Upon the payment by a Holder of all taxes and governmental charges payable in connection with a conversion of its Share Entitlements from the SDR program, and subject to the memorandum and articles of association of the Company, Swedish, U.S., Irish or any other applicable law or by decisions of governmental authority, and the Euroclear Agreement, the Share Entitlements converted from SDRs will be delivered by the Sub-Custodian to the DTC participant account designated by the Holder through its nominee or as a nominee or as agreed between the Holder and SEB, provided the corresponding number of SDRs have been surrendered to and cancelled by SEB in the CSD Register. If SEB, acting in its sole discretion, determines that conversion of SDRs into Share Entitlements and delivery of Share Entitlements is not reasonably possible, such as if the Holder has not designated a custodian or account able to hold the Share Entitlements, SEB is entitled, in its sole discretion following consultation with the Company, to sell the underlying Share Entitlements in accordance with the procedure set forth in Section 1.6 above, as applicable.
2.3    SEB will not act upon conversion instructions that may result in a late settlement, a matching fail, or in a penalty. For instructions received after SEB’s cut-off time, SEB will execute the conversion on the next Conversion Date alternatively, if for any reason no such new Conversion Date occurs, SEB is entitled to sell the underlying Share Entitlements in accordance with the procedure set forth in Section 1.6 above, as applicable.

2.4    In order to convert Share Entitlements to SDRs, Share Entitlements may be deposited under these General Terms and Conditions by delivery to SEB or the Sub-Custodian together with appropriate instructions to SEB as to the Holder’s name, address and nominee account or directly registered holder account or trading book VPC account number in which the SDRs are to be registered as well as any other information and documentation required under Swedish, Irish, U.S. or any other applicable law, Euroclear rules or the Euroclear Agreement. Upon payment to SEB by the holder depositing the Share Entitlements of all taxes, charges, fees and costs in connection with a deposit of Share Entitlements, the corresponding number of SDRs will be registered in the CSD Register.
2.5    Conversion of SDRs into Share Entitlements and withdrawal of Share Entitlements, and conversion of Share Entitlements to SDRs and deposit of Share Entitlements, pursuant to this Section 2 may only be made via SEB in Sweden or any successor of SEB appointed in accordance with Section 14 below.
2.6    Conversion of SDRs into Share Entitlements and withdrawal of Share Entitlements, and conversion of Share Entitlements to SDRs and deposit of Share Entitlements, pursuant to this Section 2 is not allowed during such period decided by SEB in consultation with the Company as informed to the Holders or as required by the Euroclear Agreement.
2.7     During the initial six (6) months from and including the SDR Trading Commencement Date, any conversion of SDRs into Share Entitlements and withdrawal of Share Entitlements pursuant to this Section 2, shall be free of charge for the Holder. Following the initial six (6) months from and including the SDR Trading Commencement Date, the relevant Holder shall bear all fees and costs in connection with any conversion of SDRs into Share Entitlements and withdrawal of Share Entitlements pursuant to this Section 2, in accordance with the price list applied by SEB from time to time. The relevant Holder shall bear all fees and costs in connection with the conversion of Share Entitlements to SDRs and deposit of Share Entitlements pursuant to this Section 2, in accordance with the price list applied by SEB from time to time.
3.    Transfer and pledge of Shares
3.1    Deposited Share Entitlements may only be transferred or pledged through a transfer or pledge of SDRs. With respect to transfers and pledges of SDRs, the provisions set forth in Chapter 6 of the Swedish Central Securities Depositories and Financial Instruments Accounts Act (Sw. lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument) shall apply.
4.    Trading in the SDRs
4.1    The Company has applied for the listing of the SDRs on Nasdaq Stockholm. Nasdaq Stockholm has approved the Company's listing application for the SDRs subject to meeting certain standard conditions, whereby the Company shall ensure that the relevant documentation is prepared and the relevant approvals are obtained to enable such listing/trading. However, the SDRs may be issued and outstanding irrespective of whether the SDRs at such time are admitted to trading on Nasdaq Stockholm or any other regulated market, multilateral trading facility or equivalent market, including in circumstances where the SDRs have ceased to be listed but remain outstanding. The Company shall inform SEB as well as the Holders of such in relation to such listing or ceasing of listing.
5.    Record Date
5.1    If the Company would resolve upon any corporate event in accordance with Sections 6 through 8 below, SEB shall, in its sole discretion but first after consulting with the Company, be entitled to decide on the record date (the ”Record Date”) which shall be used by SEB for the determination of those Holders entitled to receive cash dividends or other property, out of dividends distributed on the Shares or Share Entitlements, to participate and vote at the shareholders’ meeting of the Company, to receive Share Entitlements in connection with bonus issues, to subscribe for Share Entitlements, convertibles, warrants and other rights in connection with new issues and to otherwise exercise those rights which normally accrue to shareholders or holders of Share Entitlements in the Company. It is the Company’s and SEB’s intention, where practically feasible, that the Record Date for dividends and other rights in accordance with the above shall, to the extent possible, be the same date as the record date determined for the Shares or Share Entitlements.

6.    Dividends, distributions, fees and taxes
6.1    In conjunction with every distribution, SEB shall, in its sole discretion, determine the date of the payment of dividends (“Payment Date”). Payment of dividends to Holders or holders of other rights to dividend, shall take place on the Payment Date through Euroclear Sweden and in accordance with the rules and regulations applied by Euroclear Sweden from time to time.
6.2    The payment of dividends when made in cash shall be made in Swedish kronor (“SEK”) to those persons who, on the Record Date, are registered in the CSD Register as Holders or rights holders in respect of dividends. SEB shall convert any funds received in foreign currency into SEK in accordance with the exchange rates applied by SEB from time to time which shall be set in accordance with public market rates three (3) Business Days prior to the Payment Date, by entering into spot contracts with delivery on such Payment Date. The final conversion will be the average of the rates achieved in each such spot contract. The dividend amount distributed per SDR will be rounded down to SEK 0.01. Surplus amounts, which as a consequence of a rounding are not paid, shall be repaid by SEB to the Company.
6.3    In conjunction with payment of dividends to Holders, the Company, SEB, the Sub-Custodian or any other party shall withhold and pay to the tax authorities in the United States or Ireland any required tax amount, should there be any such taxes imposed. In the event the Company, SEB, or the Sub-Custodian or representatives of the foregoing determine that dividends in cash, shares, rights, or other assets are subject to taxation or other public fees which must be withheld, the Company, SEB, the Sub-Custodian or representatives of any of the foregoing shall be entitled to withhold cash amounts or sell all or part of the assets as is financially and practically necessary to sell in order to be able to pay those taxes and fees. The remaining proceeds, following deduction of taxes and fees, shall be paid by SEB to the Holders who are entitled thereto. Holders shall be liable for deficiencies which may arise in conjunction with sale pursuant to the above.
6.4    The payment of dividends to the Holders shall be made without any deduction of any costs, fees, or equivalents thereto which are related to the Company, SEB, the Sub-Custodian or any of their respective agents. However, deductions may be made in relation to any Irish or U.S. withholding tax referred to in Section 6.3, or in relation to Swedish preliminary income tax, withholding tax, or other taxes which are to be withheld pursuant to Swedish law or agreements with foreign tax authorities as well as for any taxes which may be imposed pursuant to Swedish, Irish, U.S. or applicable provisions of another country.
6.5    In the event that the Company offers or causes to be offered to Holders, or holders of underlying Shares, any rights to subscribe for additional Share Entitlements or any rights of any other nature, SEB shall, to the extent reasonably possible, deliver to the Holders the number of Share Entitlements that each Holder is entitled to so that the Holders may participate in the offering. If a Holder has not designated a custodian or account able to hold the Share Entitlements or if no other agreement with SEB exists, or if transfer of the relevant Share Entitlements is not deemed reasonably possible by SEB, acting in its sole discretion, SEB is entitled, in its sole discretion following consultation with the Company, not earlier than five (5) Business Days and no later than two (2) Business Days prior to the record date of such new issue, the Issuer is entitled to sell the underlying Share Entitlements in accordance with the procedure set forth in Section 1.6, as applicable.
6.6    If the Company resolves that any distribution other than cash, Share Entitlements or rights upon any deposited Share Entitlements, including a distribution whereby the Holders are offered the option of receiving either cash or securities, SEB shall cause such cash, securities or property to be distributed to the Holders entitled thereto, as promptly as practicable, in proportion to the number of SDRs representing such deposited Share Entitlements held by them respectively, provided, however, that, if in the reasonable opinion of SEB it cannot cause such cash, securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including any requirement that Euroclear Sweden, the Sub-Custodian or SEB withhold an amount on account of taxes or other governmental charges in order to be distributed to Holders) SEB in its reasonable opinion deems such distribution not to be feasible, SEB may, following consultation with the Company, adopt such method, if any be available, that is practicably and economically possible for the purpose of effecting such distribution, including the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by SEB to the Holders entitled thereto as in the case of a distribution received in cash and any unsold balance of such securities or property shall be distributed by SEB to the Holders entitled thereto, if such distribution is feasible without withholding for or on account of any taxes or other governmental charges and any applicable laws in proportion to the number of SDRs representing such Share Entitlements held by them as aforesaid, or, if impracticable, in accordance with such method as SEB may deem appropriate. In the event that Euroclear Sweden, the Sub-Custodian or SEB shall be required to withhold, and do withhold, any taxes or governmental charges from any distribution in accordance with this Section 6.6, the amount distributed to the Holder shall be reduced accordingly.
6.7    SEB and the Company shall be deemed to have fulfilled their respective obligations notwithstanding that the person to whom a dividend is paid is not an authorised recipient. The aforementioned shall not, however, apply where SEB or the Company was aware that the dividend was paid to a person who was not authorised to receive the dividend or where SEB or the Company failed to exercise normal care which, in consideration of the circumstances, should have been exercised, or where payment cannot be claimed as a result of the recipient being a minor or due to the fact that a guardian had been appointed for the recipient pursuant to the Swedish Children and Parents Code (Sw. Föräldrabalken (1949:381)) and such guardianship included the receipt of dividends.
7.    Bonus issues, splits, or reverse splits etc.
7.1    If the Company resolves upon any corporate actions such as bonus issues, splits, or reverse splits, a redenomination, share redemption or share buy-backs, including any subsequent share cancellation, which would result in such effect of the Shares or terms of the Share Entitlements, SEB shall, as soon as practically possible, accept receipt of Share Entitlements through its registered Sub-Custodian in conjunction with bonus issues and issue a corresponding number of SDRs to Holders so entitled, and shall, following the receipt of the Share Entitlements through its registered Sub-Custodian, carry out any adjustments to the SDRs to reflect, pro rata, any splits or reverse splits of Shares by taking necessary registration measures on the securities accounts belonging to the Holders or right holders to ensure that they receive the benefit of all such entitlements.
7.2    Persons who, on the Record Date (as defined and set out in Section 5.1), are registered in the CSD Register as Holders or rights holders with respect to the measure in question shall be entitled to participate in the bonus issue, split, or reverse split, etc. Where such persons are not authorised recipients, the provisions set forth in Section 6.7 above shall apply in a corresponding manner.
7.3    The payment of applicable taxes shall be addressed in the manner set forth in Section 6 above.
8.    New issues
8.1    Where the Company resolves to issue new shares, convertibles, warrants or other rights to which the Company’s shareholders generally have pre-emptive rights, which would result in a corresponding right to holders of SDRs, the Company shall instruct SEB or any other agent to provide notice to the Holders in accordance with Section 12 of the material terms and conditions governing the new issue based on the information received from the Company. The aforementioned shall apply to other offers, which the Company directs to its shareholders. Application forms shall, if applicable, be appended to the information whereon each Holder can instruct SEB or any other agent to subscribe for Share Entitlements, convertibles, warrants or other rights, on behalf of such Holder. Where, in accordance with the instructions of the Holder, SEB subscribes for such Share Entitlements, convertibles, warrants or rights, SEB shall allocate such Share Entitlements, convertibles, warrants or other rights, to the respective Holders as soon as possible following the issue, to the extent reasonably possible.
8.2    Where a Holder does not instruct SEB or any other agent within the stipulated time to exercise any of the rights set forth above and if it is practically and economically possible to sell such rights, SEB shall be entitled to sell such rights on behalf of the Holder and to pay the proceeds to such Holder after any applicable deductions for costs, fees and taxes.

9.    Fractional rights
9.1    Where, in accordance with Sections 6 through 8 above, a Holder is entitled to a fraction of a Share Entitlement or any other fractional rights which do not entitle the Holder to a whole number of Share Entitlements or other rights, SEB shall promptly sell such excess fractional Share Entitlements and shall, to the extent reasonably practicable, distribute the proceeds of such sale to the Holders entitled thereto as promptly as reasonably practicable after applicable deduction for costs, fees and taxes.
10.    Participation at the shareholders’ meetings of the Company
10.1    The Company has appointed Computershare Inc. as the U.S. transfer agent and its Irish affiliate Computershare Investor Services (Ireland) Limited to maintain the share register of the Company and act as the designated third-party. The Company shall bear the costs for such third parties.
10.2    The Holders may participate in the shareholders’ meeting in the Company by appointing one or more third parties designated by the Company to vote by proxy form (the “Proxies”) in accordance with Section 10.3 - 10.5.
10.3    The Company shall as soon as practically possible and not later than two (2) weeks prior to the Company’s shareholders’ meeting, inform SEB of the upcoming shareholders’ meeting. The Company shall, or ensure that its service provider shall, on behalf of SEB, as soon as practically possible thereafter, notify the Holders of the shareholders’ meeting and procure that the relevant notice is provided to all Holders by post to the address listed in the CSD Register. The notification shall include (i) the Company’s name and registration number, (ii) the type of shareholders’ meeting to be held, (iii) the time and location of the shareholders’ meeting, (iv) information on how to find the convening notice in full, the agenda and other documentation of the shareholders’ meeting on the Company’s website, (v) the Record Date for the Holders determined in accordance with Section 5.1, and (vi) instructions regarding any measures to be taken by the Holder in order to be able to vote at the shareholders’ meeting by appointing a Proxy, and (vii) the date and time by which Holders are required to submit any vote at the shareholders’ meeting by appointing a Proxy (the “SDR Proxy Voting Deadline”). The Company shall, or ensure that it service provider shall, use commercially reasonable efforts to, upon request from a Holder, send by post to such Holder the information and documentation provided on the Company’s website in relation to the shareholders’ meeting.
10.4    Only Holders which are registered in the CSD Register on the Record Date, which shall be no later than eight (8) Business Days before the shareholders’ meeting, and who have, no later than the SDR Proxy Voting Deadline, notified the Company or its service provider that they wish to vote at the shareholders’ meeting by appointing a Proxy and validly submitted proxy voting instructions in the manner required with respect to such shareholders’ meeting, are entitled to vote by proxy form. SEB, as registered owner of the Share Entitlements on behalf of the Holders, shall appoint the Proxies to vote for all such Holders who have notified the Company, or its service provider, as applicable, of their intention in due time to vote by proxy form at the shareholders’ meeting. SEB shall present such proxies to the Company together with a list of the Holders for whom proxies have been issued no later than one (1) Business Day prior to the shareholders’ meeting.
10.5    SEB and the Sub-Custodian undertake not to represent Share Entitlements for which the Holder has not notified its intention to participate at the shareholders’ meeting by proxy. Neither SEB nor the Sub-Custodian shall itself exercise any voting discretion over any Share Entitlements.
11.    Company reports and other information
11.1    SEB shall send to the Holders the information which SEB has obtained from the Company or a summary provided by the Company of the information if the Company deems it sufficient or appropriate in each individual case. As a general rule, the information shall be provided in English unless SEB determines that a translation of a document into Swedish is required in view of its content and/or purpose. The English version of the information document shall prevail. The Company shall procure that any information or notice on any meeting of holders of Shares or of any adjourned meeting of such holders, or of the taking of any action by such holders of Shares or holders of Share Entitlements other than at a meeting, or of the taking of any action in respect of any cash or other distribution or offering of any rights in respect of the Share or the Share Entitlements shall be sent by post to all Holders to the address listed in the CSD Register.
11.2    The Company shall, upon request from a Holder, send the Company’s annual report to such Holder. The Company shall also publish applicable stock market information in accordance with the requirements applicable for companies with SDRs listed on Nasdaq Stockholm.
11.3    Information regarding the Company and its securities is available on the Company’s website, www.octave.com.
12.    Notices
12.1    SEB shall ensure that notices to Holders pursuant to these General Terms and Conditions are provided to the Holders and other rights holders who are registered in the CSD Register as entitled to receive notices in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (Sw. lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument).
12.2    Written notices shall be sent by ordinary post in accordance with this Section 12 to the addresses listed in the CSD Register. SEB and the Company may, in lieu of sending by post a notice, publish it in at least one Swedish daily newspaper with nationwide coverage and through Octave’s website.
12.3    Any notices sent by SEB, the Company or its service provider under these General Terms and Conditions shall be deemed as effective when it has been left at the relevant address listed in the CSD register or three (3) Business Days after being deposited in the post in a postage prepaid envelope addressed to the Holders at that address, or if notice is given by publication in a Swedish daily newspaper, the date of publication.
13.    Fees and costs
13.1    All fees and costs in connection with the administration of the safe custody and the services rendered by Euroclear Sweden shall be borne by the Company unless otherwise set forth in these General Terms and Conditions.
14.    Replacement of SEB as depositary and SDR issuer
14.1    In the event the Company decides to appoint another Swedish bank or securities institution as issuer of SDRs in replacement of SEB, SEB shall transfer all of SEB’s rights and obligations vis-à-vis the Holders pursuant to these General Terms and Conditions and deliver the Share Entitlements to the new issuer. The identity of any replacement issuer must be submitted by the Company to Euroclear Sweden for prior approval and such replacement shall be effective not earlier than three (3) weeks after the notification to the Holders regarding the replacement of SEB is sent or announced by publication in one Swedish daily newspaper with nationwide coverage in accordance with Section 12 above. If a change of issuer is carried out in the manner set forth in this Section 14, each Holder shall be deemed to have agreed to transfer of the rights and obligations between the Holders and SEB to the Holders and the new issuer.
15.    Amendments to these General Terms and Conditions
15.1    SEB shall be entitled to amend these General Terms and Conditions where such amendment is necessary in order for these General Terms and Conditions to comply with Swedish, Irish, U.S. and/or other applicable laws, decisions by governmental authorities or courts, or amendments to Euroclear Sweden’s or any applicable marketplace’s rules and regulations. SEB and the Company are entitled to jointly agree to amend these General Terms and Conditions where, for other reasons, it is deemed appropriate or necessary, provided in all cases that the Holders’ rights are in no way materially prejudiced. SEB shall notify the Holders in the manner set forth in Section 12 of any such decision to amend the General Terms and Conditions.

16.    Disclosure of information
16.1    Initial Holders of SDRs and Holders who request conversion of SDRs into Share Entitlements or conversion of Share Entitlements into SDRs will submit personal data to SEB. Personal data that is submitted to SEB will be processed by SEB (who is the controller) for the administration and execution of the assignment. Personal data that is obtained from other sources than from the Holder may also be processed. Information regarding the process and treatment of personal data can be obtained from SEB’s office, which also accepts requests for changes to personal data. Personal data may also be processed in computer systems of SEB’s business partners. The address information may be obtained by SEB through an automatic procedure carried out by Euroclear Sweden.
16.2    SEB retains the right to request information from Euroclear Sweden and Euroclear Sweden has the right to disclose information regarding the Holders and their holdings and to submit such information to SEB, the Company, any third party appointed by the Company, and to the Sub-Custodian.
16.3    SEB is entitled to provide information regarding the Holders and their holdings to such parties who perform share registration duties or to governmental authorities, provided that the obligation to submit such information is prescribed by Swedish and/or foreign laws, statutes, regulatory decrees or agreement with governmental authorities. The Holders are obligated, following demand, to submit such information to SEB.
16.4    SEB shall be entitled to provide information regarding the Holders and their holdings to governmental authorities in connection with repayment or refunding of paid taxes or when subject to any tax audit to the extent such is necessary.
16.5    SEB is entitled to provide and publish information regarding the Holders to the extent required by Nasdaq New York, Nasdaq Stockholm or any applicable marketplace or to the extent required pursuant to applicable rules and regulations in Sweden or in any other country.
17.    Limitation of liability
17.1    Neither SEB, the Sub-Custodian nor the Company shall incur any liability to any Holder, ultimate owner or other person if by reason of any present or future laws, legal decrees or regulation of Sweden, Ireland, U.S. or any other country, by any Swedish or foreign governmental or regulatory authority, or stock exchange or securities marketplace, by any provision, present or future, of the memorandum and articles of association of the Company, or of the Shares or of the Share Entitlements, or by any act of war, strikes, blockades, boycotts, lockouts or other similar circumstances, SEB, the Sub-Custodian or the Company shall be prevented, delayed or forbidden from or subjected to any civil or criminal penalty or restraint on account of, or delayed in doing or performing any act or thing which by the terms of the SDR issuer agreement entered into by SEB and the Company (the “SDR Issuer Agreement”) it is provided shall be done or performed; nor shall SEB, the Sub-Custodian nor the Company incur any liability to any Holder, ultimate owner or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing that by the terms of the SDR Issuer Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the SDR Issuer Agreement. The above limitation on liability with respect to strikes, blockades, boycotts and lockouts shall apply even if SEB, the Sub-Custodian or the Company undertakes, or is the object of, such actions.
17.2    In other cases than as set forth in Section 17.1, SEB, the Sub-Custodian or the Company shall not be liable for any damage where SEB, the Sub-Custodian or the Company have acted with normal care. SEB, the Sub-Custodian or the Company shall not be liable for any indirect or consequential loss or damage.
17.3    Where any of SEB or the Sub-Custodian is prevented from effecting payment or other measures due to circumstances as set forth Section 17.1, such measure may be postponed until the impediment ceases.
17.4    Neither SEB, the Sub-Custodian, the Company nor Euroclear Sweden is responsible for losses or damages incurred to the Holders by reason of that any dividend, right, delivery of notice or other that the shareholders of the Company and/or holders of Shares or Share Entitlements are entitled to, of technical, legal or other reasons beyond Euroclear Sweden’s control cannot be distributed or transferred to the Holders registered in the CSD Register.
17.5    As regards responsibility for damages regulated by the Swedish Central Securities Depositories and Financial Instruments Act (Sw. lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument), SEB and the Sub-Custodian may only be held liable for damage in accordance with said law.
18.    Termination
18.1    The SDR program may be terminated by SEB with effect at the end of each yearly quarter (i.e., 31 March, 30 June, 30 September and 31 December), whereby the rights and obligations of SEB and the Company shall continue to apply for a period of six (6) months thereafter. In addition, SEB is entitled to terminate the SDR program by notice of termination at the date fixed in such notice to the Holders pursuant to Section 12 above, where:
i)    the Company adopts a corporate resolution to the effect that the Share Entitlements may no longer be represented by SDRs governed by these General Terms and Conditions;
ii)    Euroclear Sweden terminates the Euroclear Agreement regarding registration of the SDRs;
iii)    the Company applies for reorganisation, bankruptcy, liquidation, or other similar procedure, or where such a procedure commences upon application by third parties;
iv)    the Company has failed to fulfil payment of expenses and fees as per Section 13 above for more than thirty (30) calendar days;
v)    the SDR Issuer Agreement between the Company and SEB is terminated and a new custodian has not been retained as provided in Section 14 within six (6) months after termination; or
vi)    the Company otherwise materially breaches its obligations vis-à-vis SEB or the Holders.
18.2    In the event that SEB terminates the SDR program in accordance with Section 18.1, these General Terms and Conditions shall continue to apply up to the date decided by SEB, in consultation with the Company, provided it is practically possible, and as communicated in the notice of termination, provided however that in case the Company (i) resolves that all of the Share Entitlements shall no longer be represented by SDRs governed by these General Terms and Conditions, or (ii) resolves that the SDRs shall no longer be listed on a Swedish regulated market or traded on any equivalent market in Sweden, the SDRs, in accordance with an undertaking by the Company, will be listed or traded as applicable, for a period of three (3) months after the day when the notice of termination was sent to the Holders, if the SDRs have not been delisted on an earlier date on initiative by the Swedish regulated market or removed from trading on any equivalent market in Sweden, as applicable. Such notice of termination shall be sent by post to the Holders entitled to receive notices in accordance with Section 12, to their addresses as listed in the CSD Register.
18.3    In cases other than those set forth in Section 18.1, SEB is entitled to terminate the SDR program through notification to the Holders, which notice shall take effect on the date agreed between SEB and the Company and be communicated in the notice of termination.
18.4    In the notice of termination, SEB shall set forth the record date upon which SEB shall deregister all the SDRs in the CSD Register and transfer the Share Entitlements to a securities account as instructed by the Holder or as otherwise agreed with the Holder. In the event that (i) the Holder has not provided a transfer instruction with a designated securities account, (ii) SEB determines, in its sole discretion, that it is not practically possible to transfer the Share Entitlements in accordance with the transfer instruction provided by the Holder or (iii) an agreement has otherwise not been reached, SEB is entitled to sell the underlying Share Entitlements in accordance with the procedure and regulation set forth in Section 1.6. The Holder shall be entitled to the proceeds of the sale following deduction for taxes. The amount shall be paid after its conversion by SEB into SEK in accordance with the exchange rates applied by SEB from time to time, which shall be set in accordance with public market rates, to the cash account linked to the respective securities account of the Holder concerned, or in the absence of such cash account, in the form of a payment notice. No interest shall accrue on the amount. The Company shall bear any fees and properly incurred costs relating to such sale of Share Entitlements.
19.    Governing law and disputes
19.1    These General Terms and Conditions shall be governed by and interpreted in accordance with Swedish law.
19.2    The Stockholm District Court (Sw. Stockholms tingsrätt), Sweden shall have exclusive jurisdiction to settle any disputes arising out of or in connection with these General Terms and Conditions.